May 4, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Australian Formulated Corporation

Form S-1

Filed March 23, 2017

File No. 333-216896

To the men and women of the SEC:

On behalf of Australian Formulated Corporation, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 13, 2017 addressed to Mr. Thomas Lashan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on March 23, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

We do not have any written communications, as defined in Rule 405 under the Securities Act that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not, they retain copies of the communication.

Preliminary Prospectus, page 1

2. You indicate that “[t]he proceeds from the sale of the securities will be placed directly into the Company’s account . . . .” Please clarify that this statement is true only for those shares sold on behalf of the Company.

Company Response:

We have amended the statement to read: “The proceeds from the sale of the securities sold on behalf of the Company will be placed directly into the Company’s account.”

Risk Factors, page 5

3. Please include a risk factor about the conflict of interest created by Mr. Lashan’s ability to simultaneously sell shares as a selling shareholder and to sell shares on behalf of the Company.

Company Response:

We have added the following risk factor on page 11:

“Mr. Lashan will be able to sell his shares at any time during the duration of this offering. This may pose a conflict of interest since Mr. Lashan is also selling shares on behalf of the company in this offering. It is possible that this conflict of interest could affect the ultimate amount of funds raised by the Company. This could negatively affect your investment.

Mr. Lashan is going to be selling shares on behalf of the Company in this offering. Mr. Lashan will be able to simultaneously sell shares of stock for his own accord that are registered for resale pursuant to this offering. This conflict of interest could divert Mr. Lashan’s time and attention in selling shares on behalf of the Company since he will also be able to sell his own shares. This could result in less capital raised by the company, and a lessened desire for investors to purchase shares. As a result of this potential conflict of interest your investment could be adversely affected.”

4. We note your disclosure on page 10 that “[t]he initial public offering price for [y]our common stock will be determined through negotiations between [you] and the underwriters.” Please revise this statement for consistency with your disclosure elsewhere that shares will be offered at a fixed price of $0.60 per share and that this is a self-underwritten offering.

Company Response:

We have revised the risk factor on page 10 accordingly. It now reads as follows:

“Our securities have no prior market and an active trading market may not develop, which may cause our common stock to trade below the initial public offering price.

Prior to this offering there has been no public market for our common stock. The initial public offering price for our common stock is fixed at $0.60 per share. This offering is being made on a self-underwritten, “best efforts” basis. The fixed price that our common stock is offered at pursuant to this offering is not indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.”

Management’s Discussion and Analysis, page 14

5. It appears that your anticipated use of proceeds from this offering could cause your future results and future liquidity to differ materially from the results and liquidity seen in your historical financial statements. To better comply with Items 303(A)(1) and (A)(3)(ii) of Regulation S-K, please disclose your plan of operations for the next 12 months including how you anticipate using the proceeds from this offering, the expected timing of using these proceeds, and the reasonably likely impact on your future results and liquidity. Since no minimum number of shares must be sold in the offering and the resulting proceeds could vary widely, please consider separately describing the scenario if 25%, 50%, 75%, and 100% of the offered shares are sold.

Company Response:

As the use of proceeds remains the same when 100%, 75%, 50% and 25% of the shares are sold, save for the amount of capital allocated towards each planned action, we have disclosed our plan of operations over the next twelve months in paragraph format. The following has been added to page 14:

“Plan of Operations

Over the course of the twelve months following this offering we plan to utilize any and all funds that we generate through the sale of company shares in several ways. The company plans to allocate the bulk of the proceeds towards the purchase of inventory and advertising and marketing costs. In the event we sell all of our shares this will amount to $360,000 and $495,000 respectively, however if only 25% of the shares are sold this amount would decrease to $60,000 and $120,000 respectively. The company believes that these two initiatives are integral to the future success of our business, because if we cannot acquire an adequate inventory to meet the demand we hope to create through marketing initiatives then our material results may suffer. The expenditure of these funds will be an ongoing process throughout the twelve months preceding this offering and will include the acquisition of inventory for sale, cost of online advertising, possible expenditures towards hiring marketing professionals to assist with our marketing efforts, and various advertising methods that have not, at this point in time, been entirely identified and will depend upon the number of shares we can sell.

Funds for day to day operations will be determined as time passes and our business progresses, but we anticipate this money will be utilized all throughout the year for various business expenses that cannot, at this time, be fully determined. We will also allocate some of our proceeds towards hiring additional staff, which we believe will help us to keep pace with the demand we hope to create for our products. This will occur, we anticipate, no sooner than six months subsequent to the offering, as we anticipate that is the time when we will require additional employees. While the majority of our operations will be in flux based upon the amount of shares that are sold, the $21,600 we will allocate towards the offering expenses will remain stagnant no matter how many shares we sell because the expenses inherent in the offering remain fixed.

With the sole exception of our offering expenses, all of the uses for the proceeds we hope to generate through the sale of our shares will remain the same, but the scale upon which they are implemented will vary. As a result, if we are not able to allocate enough funds towards our operating initiatives in the next twelve months the results of our operations may materially suffer.”

Description of Business, page 15

6. Please provide the information required by Item 101(h)(4)(vi) of Regulation S-K, which may include the information from Note 9 of the financial statements. Please also disclose the method by which you have made sales of your product. In this regard, we note your disclosure on page 16 indicates that your product is not yet carried at supermarkets or other retail locations.

Company Response:

We have added the following to page 15:

We have sold our products, at present, exclusively to various pharmacies, mother and baby focused stores and retailers located in Hong Kong who have business connections with our Director. Additionally, at present four of these customers make up 54% of our Company’s sales.

7. Please provide the information required by Items 101(h)(4)(viii) and 101(h)(4)(ix). In this regard, we note the first risk factor on page 6.

Company Response:

We have added the following disclosure to the first risk factor on page 6 and to the business plan on page 16 under the new heading ‘Government Regulation’:

At present the Company is not aware of any pending changes in regulations that could effect operations, however we are subject to Section 17 of the Food Safety Ordinance (Cap. 162) in Hong Kong. Under Section 17 of the Food Safety Ordinance any person who operates a food importation or food distribution business is required to register with the Director of Food and Environmental Hygien (DFEH). Under section 2(1) of the Ordinance, “food distribution business” means a business for which the principal activity is the supply of food in Hong Kong by wholesale. Section 2(2) of the Ordinance further provides that in determining, for the purpose of the definition of “food distribution business” in subsection (1), whether the principal activity of a business is the supply of food in Hong Kong by wholesale, regard must be had only to those activities of the business that are related to the supply of food.

Dilution, page 18

8. Please revise the net value calculations shown so that “net proceeds from this offering” is calculated as the gross proceeds from the offering less the offering expenses. For example, if 100% of the shares are sold, the net proceeds appear to be $1,178,400.

Company Response:

We have revised the dilution tables accordingly.

Selling Shareholders, page 19

9. Please confirm that the post-offering percentage is correct for Mr. Flannery. It appears that 0.793% may be the correct figure.

Company Response:

We have revised the figure to 0.79% for Mr. Flannery.

Plan of Distribution, page 20

10. Please disclose the selling shareholders' plan of distribution.

Company Response:

 We have revised the section “Plan of Distribution” so that the shareholders’ plan of distribution is disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 26

11. For Greenpro Asia Strategic SPC- Greenpro Asia Strategic Fund SP, please provide an address and confirm that you have identified the person or persons with voting or investment power over those shares. See Item 403(a) of Regulation S-K.

Company Response:

We have added the address for Greenpro Asia Strategic SPC - Greenpro Asia Strategic Fund SP. We confirm that we have identified the persons with voting power over the shares.

We have added a note that mentions the address for Greenpro Asia Strategic SPC - Greenpro Asia Strategic Fund SP is that of the registered office of Harneys Services (Cayman) Limited.

We have also removed the following statement on page 26 under the table: “Thomas Lashan is President, Chief Executive Officer, Secretary, Treasurer and Director of the Company.” We removed this statement since that information is already present in the above table.

Certain Relationships and Related Transactions, page 26

12. It appears that each of the transactions discussed in Note 7 of the financial statements is required disclosure under Item 404(c) of Regulation S-K. If this is correct, please disclose each in this section and provide the information required by Item 404(a)(1) of Regulation S-K.

Company Response:

We have added the following to “Certain Relationships and Related Transactions” on page 26:

“For the period from August 4, 2016 to January 31, 2017 our CEO, Thomas Lashan, paid $35,000 for inventory on behalf of the Company. This inventory was comprised of baby formula. For the same period Mr. Lashan also paid rent and storage fees totalling $15,484 on behalf of the Company.

For the period from August 4, 2016 to January 31, 2017 Greenpro Financial Consulting Limited paid incorporation fees on behalf of the Company totalling $2,800.”

Financial Statements for the Period Ended January 31, 2017

Note 1. Organization and Business Background, page F7

13. We note from disclosures elsewhere in this filing that you acquired your subsidiaries AFC ANS Baby Holdings Limited and Australian Formulated Limited on January 16, 2017. We further note your disclosure on page 2 that you paid consideration of $1.00 to acquire these entities. Please tell us in more detail how the purchase price was determined and why you were able to acquire these entities for a nominal amount of consideration. Your response should include but not be limited to the following information:

-Please tell us whether and how these acquired companies were related to your majority shareholder Thomas Lashan prior to their acquisition by you.

-Please tell us whether these acquired companies generated any revenue or incurred any expense prior to their acquisition by you. If so, please tell us the amount of revenue and expense generated in each of the last two years.

Company Response:

The acquisitions of AFC ANS Baby Holdings Limited and Australian Formulated Limited on January 16, 2017 was an acquisition of entities under common control. Thomas Lashan, the majority shareholder of Australian Formulated Corporation, is also the sole director of the acquired entities- AFC ANS Baby Holdings Limited and Australian Formulated Limited. The consideration paid for these entities was arbitrarily determined by our majority shareholder, Thomas Lashan. AFC ANS Baby Holdings Limited did not generate any revenue or expenses prior to the acquisition, while Australian Formulated Limited generated $1,301 and $18,407 revenue and expenses respectively prior to the acquisition.

14. Please provide us with your analysis of whether this was an acquisition of entities under common control, an acquisition of a business that is not under common control, or an acquisition of a group of assets that does not constitute a business and that are not under common control.

Company Response:

We believe it was an acquisition of entities under common control. This is because our CEO Thomas Lashan, has and has had control over all of the entities.

15. Please tell us how you determined none of the disclosures required by ASC 805 are applicable to this transaction.

Company Response:

According to ASC 805-10-15-4, The Guidance of the Business Combination Topic does not apply to a combination between entities under common control.

16. Please tell us how you determined the financial statements of the acquired entities do not need to be included in this filing as either the predecessor to you or under Rule 8-04 of Regulation S-X.

Company Response:

Rule 8-04 (a)(2) states, "The required financial statements of related businesses may be presented on a combined basis for any periods they are under common control or management. A group of businesses is deemed to be related if: (i) They are under common control or management." We have presented our financials on a combined basis from inception, August 4, 2016, because we and our current subsidiaries were and remain entities under common control.

Note 2. Summary of Significant Accounting Policies

Inventories, page F7

17. We note from your disclosure in Note 7 and on page 15 that you acquire your inventory from a related party company that is also controlled by Thomas Lashan. Please tell us if you take physical possession of the products purchased from this related party company. Also tell us if you share office or storage space with this related party company.

Company Response:

Australian Formulated Corporation takes physical possession of the inventory purchased from the related party company and also shares storage space with the related party.

Exhibit 5.1

18. Please have counsel provide the appropriate opinion for the “SS Shares.” Similar to counsel’s opinion regarding the Shares, Counsel must also opine that SS Shares are legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

Company Response:

Counsel has revised the opinion letter accordingly.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 4, 2017

/s/ Thomas Lashan

Thomas Lashan

Chief Executive Officer